August 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abe Friedman
Doug Jones

Re:	Ozon Holdings PLC
Form 20-F for Fiscal Year Ended December 31, 2021
Filed on May 2, 2022
File No. 001-39713

Dear Mr. Friedman and Mr. Jones:

This letter sets forth the responses of Ozon Holdings PLC (the “Company”) to the comments contained in your letter, dated July 18, 2022, relating to the Annual Report on Form 20-F filed by the Company on May 2, 2022 (the “Annual Report”). The comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Annual Report.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 4. Information on the Company

C. Organizational Structure, page 81

1.

You disclose here you are a holding company, and elsewhere you disclose you conduct substantially all of your operations through subsidiaries. You also disclose elsewhere there is a risk the holding company will not have sufficient liquidity to redeem its bonds due to uncertainty around the impact of the restrictions under the recently enacted Russian capital control and protection measures on the ability to transfer cash funds from your Russian subsidiaries to the holding company. In view of the preceding, please explain to us your consideration of the applicability of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X to your filing.

The Company respectfully advises the Staff that it has considered the requirements of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X, as well as requirements of the International Financial Reporting Standards (“IFRS”) in paragraph 79 of International Accounting Standard (“IAS”) 1 Presentation of Financial Statements and paragraph 13 of IFRS 12 Disclosure of Interests in Other Entities, and their applicability to the Annual Report. The Company notes that:

August 2, 2022

•	Rule 4-08 of Regulation S-X sets out that the information required by Rule 4-08(e) shall be provided as of the most recent audited balance sheet being filed;

•

paragraph 79 of IAS 1 Presentation of Financial Statements requires the entity to disclose, for each class of share capital, the rights, preferences and restrictions attaching to that class including restrictions on the distribution of dividends and the repayment of capital as applied to the statement of financial position included in the consolidated financial statements;

•

paragraph 13(a) of IFRS 12 Disclosure of Interests in Other Entities requires the entity to disclose significant restrictions (for example, statutory, contractual and regulatory restrictions) on its ability to access or use the assets and settle the liabilities of the group at the balance sheet date;

•

Rule 5-04(c) of Regulation S-X sets out that the schedule prescribed by Rule 12-04 of Regulation S-X (condensed financial information of the registrant, or “parent-only” financial statements) shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year; and

•

Rule 1-02(dd) of Regulation S-X, which defines the term “restricted net assets,” also refers to the position as of the end of the most recent fiscal year for the assessment of the restriction and the related proportion of these restrictions to the group’s net assets.

Based on the above, the Company believes that the relevant rules should apply as of the most recent audited balance sheet date, i.e., December 31, 2021.

The Company confirms to the Staff that the ratio of the restricted net assets of its consolidated subsidiaries over the Company’s total consolidated net assets as of December 31, 2021 was less than 25 percent, and for the periods covered by the Company’s consolidated financial statements, there were no material restrictions on the transmission of funds from the Russian operating entities to the parent company. The Company notes that Russian capital control and protection measures that affect the Company’s ability to transfer cash funds from its Russian subsidiaries to its holding company were first introduced on February 28, 2022 (as further amended and supplemented from time to time), subsequent to the Company’s most recent audited balance sheet date. As these measures were not in force (and indeed had not been announced) as of December 31, 2021, information on such restrictions was not required to be provided under the above rules, and if provided, such disclosure could be misleading for investors.

For the purpose of the Annual Report, the Company considers Russian capital control and protection measures that affect the Company’s ability to transfer cash funds from its Russian subsidiaries to its holding company as “events after the reporting period” (terminology used in IAS 10 Events after the Reporting Period). Based on the analysis of IAS 10 Events after the Reporting Period, the Company has concluded that these measures are non-adjusting events for the consolidated financial statements included in the Annual Report, including the Company’s statement of the financial position. Therefore, these measures are subject to disclosure, but do not impact accounting and disclosure of the balance sheet items. Accordingly, the Company disclosed the information on these measures throughout the text of the Annual Report (please see pages 3-6, 81 and 96-97 of the Annual Report) and in notes 2.2 (pages F-8 – F-9) and 31 (page F-48) to the Company’s consolidated financial statements included in the Annual Report.

August 2, 2022

In addition, the Company notes that Rule 4-08 of Regulation S-X relates to restrictions which limit the payment of dividends, and Rule 4-08(e)(3) of Regulation S-X sets out that the respective disclosures shall be provided when material. The Company respectfully advises the Staff that it has consistently disclosed in its filings with the Commission that it intends to retain all available liquidity sources and future earnings, if any, to fund the development and expansion of its business and, therefore, does not anticipate declaring or paying any cash dividends in the foreseeable future. The Company set out the same disclosure in the text of its Annual Report, noting the existing Russian capital control and protection measures (please see page 111 of the Annual Report), and note 27 to the Company’s consolidated financial statements included in the Annual Report. The Company, therefore, believes that the Rule 4-08(e)(3) disclosures, even if they were applicable to the Company’s Annual Report, would not be material to investors, and that the current disclosure provides the necessary information on the 2022 events that is useful to investors.

The Company will continue considering the applicability of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X in future filings.

Item 5. Operating and Financial Review and Prospects

Key Indicators of Financial and Operating Performance, page 87

2.

We note inclusion of various non-IFRS measures, such as Adjusted EBITDA and Free Cash Flow, within the listing of ‘Key Indicators of Financial and Operating Performance.’ Please revise to include the most directly comparable IFRS measure(s) with equal or greater prominence within the listing. Alternatively move the listing of ‘Key Indicators of Financial and Operating Performance’ to follow your discussion of ‘Results of Operations’ that begins on page 91. Additionally, your presentation includes certain non-IFRS measures “as a percentage of GMV incl. services, %” without providing the comparable IFRS measure(s), here and on page 95 for the quarterly data. Please revise accordingly. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, in future filings the Company will include IFRS measures that are most directly comparable to Adjusted EBITDA (i.e., loss for the period) and Free Cash Flow (i.e., net cash (used in)/generated from operating activities) in the table of “Key Indicators of Financial and Operating Performance” with equal or greater prominence. In addition, in future filings the Company will include additional appropriate IFRS measures, presented as a percentage of GMV incl. services, in the same table and the table with the quarterly data.

3.

You disclose your non-IFRS measure “Contribution (Loss)/Profit is an indicator of our operational profitability as it reflects direct costs to fulfill and deliver orders to our buyers.” Accordingly, it appears the most comparable IFRS measure to which it should be reconciled is ‘gross profit.’ Please revise or advise.

The Company respectfully advises the Staff that the Company does not disclose “gross profit” as a separate line item in its consolidated financial statements. Therefore, reconciliation for Contribution (Loss)/Profit, as currently presented by the Company, follows the same logic as reconciliation for Adjusted EBITDA and starts from “loss for the period.” In the Company’s view, such reconciliation helps investors and analysts to compare these non-IFRS measures to each other, as well as to the most comparable IFRS measures.

In response to the Staff’s comment and to provide a more transparent presentation to investors, in future filings the Company will revise the reconciliation for Contribution (Loss)/Profit by adding “gross profit” and “operating (loss)/profit” line items.

August 2, 2022

Non-IFRS Financial Measures, page 94

4.

You present your liquidity measure “Free Cash Flow” on a quarterly basis. Please present all three major categories of the statement of cash flows for the same periods wherever you present this measure in your filing. Refer to Question 102.06 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, in future filings the Company will additionally present its net cash (used in)/generated from operating activities, net cash used in investing activities and net cash generated from financial activities on a quarterly basis.

B. Liquidity and Capital Resources

Cash Flows

Net cash (used in)/generated from operating activities, page 97

5.

Please discuss the operational reasons why you have negative operating cash flows for the year ended December 31, 2021. To the extent determinable, also discuss your expectations of generating positive operating cash flows. Refer to Item 5.D of Form 20-F and section IV.B.1 of Release No. 33-8350 for guidance.

The Company respectfully advises the Staff that the operational reasons for its negative cash flows from operating activities for the year ended December 31, 2021 were operating losses, which primarily resulted from the increases in all categories of the Company’s operating expenses compared to the year ended December 31, 2020 as the Company continued to invest in its business in order to grow, retain and increase engagement of its buyer base and expand its logistics and fulfillment capabilities, as well as continue developing and improving its platform and offering new products and services. The Company notes that it disclosed these operational reasons elsewhere in the Annual Report, in particular, in the discussion of the Company’s operating expenses set out in Item 5.A on pages 92-93 of the Annual Report, but will also include such disclosures in the cash flow discussion in Item 5.B in future filings.

The Company further advises the Staff that it expects its operating loss to continue in 2022, as disclosed on page 97 of the Annual Report. However, as disclosed on page 85 of the Annual Report, the Company believes its investments in business will enable further growth in revenue and efficiency of scale resulting in an improvement in expenses as a percentage of GMV incl. services. Given high uncertainties and risks related to the environment in Russia, the Company does not believe it is currently in a position to make further detailed forward-looking statements on its expectations with respect to future results of operations and cash flows.

* * * * *

The Company hopes that this letter fully responds to the Staff’s inquiries. If you have any questions or require additional information, please do not hesitate to contact me or James C. Scoville at Debevoise & Plimpton LLP at +44 20 7786 9010 or by email (jcscoville@debevoise.com).

Very truly yours,

/s/ Igor Gerasimov

Igor Gerasimov

Chief Financial Officer, Executive Director

cc:    James C. Scoville, Debevoise & Plimpton LLP

4